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SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 2)

Bristow Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

110394103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1 (b)

☐    Rule 13d-1 (c)

☐    Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 110394103	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
0
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,805,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%
12	TYPE OF REPORTING PERSON* HC, OO

CUSIP NO. 110394103	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON NFJ INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,704,150
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
1,718,350
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,718,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%
12	TYPE OF REPORTING PERSON* IA, OO

Item 1        (a)    Name of Issuer:
Bristow Group Inc.

(b)    Address of Issuer's Principal Executive Offices:
2103 City West Blvd
4th Floor
Houston, TX 77042

Item 2        (a)    Name of Person Filing:
Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”)
NFJ Investment Group LLC (“NFJ”)

(b)    Address of Principal Business Office:
AGI US Holdings: 680 Newport Center Drive, Suite 250, Newport Beach, CA 92660
NFJ: 2100 Ross Avenue, Suite 700, Dallas, TX 75201

(c)    Citizenship:
All filers are organized in Delaware

(d)    Title of Class of Securities:
Common Stock

(e)    CUSIP Number:
110394103

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under Section 15 of the Act;
(b)    ☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________.

Item 4        Ownership.

(a)	Amount beneficially owned: 1,805,780

(b)	Percent of Class: 4.9%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:
Allianz Global Investors Europe GmbH: 17,154
NFJ: 1,704,150
Allianz Global Investors U.S. LLC: 18,503
(ii)    Shared power to vote: 0
(iii)    Sole power to dispose or direct the disposition of:
Allianz Global Investors Europe GmbH: 66,727
NFJ: 1,718,350
Allianz Global Investors U.S. LLC: 20,703
(iv)    Shared power to dispose or direct the disposition of: 0

Each of the entities named in this Item 4 (collectively, the “AGI Advisers”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a directly or indirectly wholly-owned subsidiary of AGI U.S. Holdings, except that Allianz Global Investors Europe GmbH, an affiliate (but not a subsidiary) of AGI U.S. Holdings, is a non-U.S. institution as described in Item 3(j) and is also an AGI Adviser.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, AGI U.S. Holdings treats the AGI Adviser as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, each AGI Adviser reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement. As a result, each AGI Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGI U.S. Holdings is the parent holding company of the AGI Advisers that are its subsidiaries, it may be deemed to beneficially own the securities held by those AGI Advisers’ clients or accounts.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI U.S. Holdings. It does not include securities, if any, beneficially owned by subsidiaries or affiliates of AGI U.S. Holdings whose ownership of securities is disaggregated from that of the AGI Advisers in accordance with that release.

AGI U.S. Holdings and the AGI Advisers believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which any AGI Adviser provides investment management services. Each of AGI Holdings U.S. and the AGI Advisers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Item 5        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

Each client of an AGI Adviser named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 3 and 4.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A - Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Youse E. Guia
Director, Head of Compliance

NFJ INVESTMENT GROUP LLC

By:	ALLIANZ GLOBAL INVESTORS U.S. LLC
Its Managing Member

By:	ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
Its Managing Member

By:	/s/ Youse E. Guia
Director, Head of Compliance

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors U.S. Holdings LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 11, 2014

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Youse E. Guia
Director, Head of Compliance

NFJ INVESTMENT GROUP LLC

By:	ALLIANZ GLOBAL INVESTORS U.S. LLC
Its Managing Member

By:	ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
Its Managing Member

By:	/s/ Youse E. Guia
Director, Head of Compliance